July 8, 2005


VIA EDGAR
---------

Craig D. Wilson
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Hyperion Solutions Corporation
                  Forms 8-K filed on April 21, 2005, January 31, 2005, October 27, 2004 and July 21, 2004
                  Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005
                  File No. 0-26934

Dear Mr. Wilson:

         On behalf of our client, Hyperion Solutions Corporation, a Delaware corporation (the "Company"), we are writing in response to your letter dated June 28, 2005 (the "Comment Letter") with respect to the Company's Forms 8-K filed on April 21, 2005, January 31, 2005, October 27, 2004 and July 21, 2004; and Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005. Pursuant to my conversation with Ms. Tangen on Thursday, July 7, 2005, we confirm that the Company expects to provide a response to the Comment Letter by July 27, 2005.

         If you have any questions or require additional information, please contact the undersigned at (650) 470-4590.

                                                     Very truly yours,

                                                     /s/ Gregory C. Smith

                                                     Gregory C. Smith

Enclosures

cc:      Tamara Tangen, SEC
         Stephen Krikorian, SEC
         David W. Odell, Hyperion Solutions Corporation